Exhibit 99.1

Criteo Announces Closing of Follow-on Offering

New York, March 26, 2014 – Criteo S.A. (Nasdaq: CRTO) announced today that it had closed its public offering of 5,250,000 American Depository Shares, or ADSs, each representing one of Criteo’s ordinary shares, at a price to the public of $45.00 per American Depositary Share. Criteo sold an aggregate of 525,000 ordinary shares in the form of ADSs and certain existing shareholders of Criteo sold an aggregate of 4,725,000 ordinary shares in the form of ADSs. Criteo did not receive any proceeds from the sale of ordinary shares by its existing shareholders.

J.P. Morgan Securities LLC, Deutsche Bank Securities Inc., Morgan Stanley & Co. LLC and Jefferies LLC acted as joint book-running managers for the offering. Stifel, Nicolaus & Company, Incorporated, Pacific Crest Securities LLC, SG Americas Securities, LLC and William Blair & Company, L.L.C. acted as co-managers for the offering.

This offering was made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained at no cost by visiting EDGAR on the Securities and Exchange Commission’s website (www.sec.gov), or from J.P. Morgan Securities LLC, Attention: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, Phone: (866) 803-9204; or Deutsche Bank Securities Inc., Attn: Prospectus Group, 60 Wall Street, New York, NY 10005-2836, by email at prospectus.CPDG@db.com, or by telephone at (800) 503-4611; Morgan Stanley & Co. LLC Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014; or Jefferies LLC, Equity Syndicate Prospectus Department, at 520 Madison Avenue, 2nd Floor, New York, NY, 10022, by emailing Prospectus_Department@Jefferies.com or by phone at (877) 547-6340.

A registration statement relating to the ordinary shares has been filed with, and declared effective by, the U.S. Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of the ordinary shares or the American Depositary Shares representing the ordinary shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

CONTACT:

Criteo Investor Relations

Edouard Lassalle, Head of IR

e.lassalle@criteo.com

Denise Garcia, ICR, Inc.

denise.garcia@icrinc.com

Criteo Public Relations

Emma Ferns, Global PR Director

e.ferns@criteo.com